Shengfeng Development Limited

August 3, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 2, 2021
CIK No. 0001863218

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated July 19, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1. Please describe the reference to "non-accountable expense allowance" you will pay to the underwriter here.

Response: The Company has revised its disclosure on page i of the cover page of the Amended Draft Registration Statement No. 2 to describe the non-accountable expense allowance we will pay to the underwriter.

Risks Related to Our Business and Our Industry

We use third-party services in connection with our business, and any disruption to these services could result in a disruption to our business, page 13

2. We note your response to prior comment 2. If you are also substantially dependent on any agreement with Anhui Luge Transportation Co., Ltd., who contributed approximately 12.4% of total purchase of the Company for the year ended December 31, 2020, please describe the material terms of the agreement and file the agreement as an exhibit. If you believe you are not substantially dependent on this agreement, please provide us an analysis to explain your basis. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the total purchase contributed by Anhui Luge Transportation Co., Ltd. (“Anhui Luge”) for the year ended December 31, 2020 was made under the Road Freight Transportation Platform Cooperation Agreement by and between Shengfeng Logistics Group Co., Ltd. (“Shengfeng Logistics”) and Hefei Weitian Yuntong Information Technology Co., Ltd. (“Hefei Weitian”) dated September 1, 2020 (the “Transportation Agreement”), which was previously filed as Exhibit 10.15 to the Amendment No. 1 to Draft Registration Statement on Form F-1 and the material terms of the Transportation Agreement are disclosed on page 84 of the Amended Draft Registration Statement No. 2.

The Transportation Agreement provides that Hefei Weitian, including Hubei Luge Logistics Co., Ltd. (“Hubei Luge”) and Anhui Luge as its designated subsidiaries, shall provide road freight transportation services in China to Shengfeng Logistics, and its designated subsidiaries, through its logistics platform, as agreed by the parties from time to time. Anhui Luge and Hubei Luge are both affiliates under the control of Hefei Weitian and have been so identified and included in Recital IV of the Transportation Agreement and Appendix 2 thereof. As the Transportation Agreement covers the purchases from Hubei Luge and Anhui Luge, the Company does not plan to enter into separate agreements with either Hubei Luge or Anhui Luge in the future.

Risks Relating to Doing Business in the PRC

Increases in labor costs in the PRC may adversely affect our business and our profitability., page 20

3. We note your response to prior comment 4. You state that due to the constant evolution of labor-related laws and regulations, you cannot assure that your current employment practices will not violate any "future" labor-related laws and regulations in China. Please tell us whether you are currently in compliance with these laws and regulations. As appropriate, please update your disclosure accordingly.

Response: The Company has revised its disclosure on pages 23 and 88 of the Amended Draft Registration Statement No. 2 to illustrate the current compliance status of the Company in connection with labor-related laws and regulations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 49

4. We note the revisions to the critical accounting policies discussion that were made in response to prior comment 10. However, it does not appear that your discussion provides disclosure necessary to understand what estimate is subject to uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. In this regard, consider providing quantitative, as well as qualitative, information necessary to understand the estimation uncertainty and the impact the estimate has had or is reasonably likely to have on the company's financial condition or results of operations to the extent the information is material and reasonably available. Refer to Item 5.E of Form 20-F.

Response: The Company has revised its disclosure on page 54 of the Amended Draft Registration Statement No. 2 to provide quantitative and qualitative information necessary to understand the estimation uncertainty and the impact the estimate has had or is reasonably likely to have on the Company's financial condition or results of operations to the extent the information is material and reasonably available.

Leases, page 50

5. In addition to the above, it does not appear that revisions to the Leases section is complete. In this regard, this section refers only to 1) short-term lease costs that are identified as immaterial and 2) the incremental borrowing rate. However, there is no discussion of the estimates and/or judgments surrounding your accounting for right-of-use assets and lease liabilities. Please review and revise this section as necessary.

Response: The Company has revised its disclosure on page 53 of the Amended Draft Registration Statement No. 2 to supplement discussion of the estimates and/or judgments surrounding the Company’s accounting for right-of-use assets and lease liabilities.

Notes to Consolidated Financial Statements

Note 19. Condensed financial information of the parent company, page F-36

6. We note from your response to prior comment 26 that the information presented in this note does not include any investment in subsidiary because the Parent Company does not directly hold any equity interests of the VIE. Please cite the authoritative literature you are relying upon to support your position that the Parent Company should not reflect its investments, through indirect ownership and contractual arrangements, in the underlying net assets of its subsidiaries.

Response: The Company respectfully advises the Staff that Shengfeng Development Limited (the “Parent Company”) formed two wholly-owned subsidiaries, Shengfeng Holding Limited and Fujian Tianyu Shengfeng Logistics Co., Ltd., for the purpose of the restructuring in connection with this initial public offering. The Parent Company did not capitalize these two wholly-owned subsidiaries nor is the Parent Company required to do so. Since there was no investment into these two wholly-owned subsidiaries, the investment balance at the Parent Company’s level as of December 31, 2020 and 2019 was zero. As a result, the Parent Company only financial statements would not reflect any amount for investment in subsidiaries. Regarding the subsidiaries held under Shengfeng Logistics Group Co., Ltd., our VIE, they would only be included in the Parent Company when consolidated financial statements are presented.

Oral Comment

7. Company to provide analysis on whether the recent issued cyber security rules are applicable to the company and disclose any related risks.

Response: The Company has revised its disclosure on pages 15, 16, 94 and 102 of the Amended Draft Registration Statement No. 2 to analyze whether the recent issued cyber security rules in PRC are applicable to the Company and to disclose any related risks.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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